

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 28, 2015

BY EMAIL

John L. Reizian, Esq.
Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103

   Re: Lincoln Life & Annuity Flexible Premium Variable Life Account M
      Lincoln Life & Annuity Company of New York
      Initial Registration Statement on Form N-6
      <u>Filing No.: 333-203099</u>

Dear Mr. Reizian:

   The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 30, 2015. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy marked (strikethrough) copy of the registration statement.

1. **General Comment**

   Please explain supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations.

2. **Series and Class Identifiers**

   Given that the policy may also be sold under the name *Lincoln AssetEdge Exec VUL 2105*, please add this name to the EDGAR class identifiers for this contract.

3. **Risks - Policy Values in the Indexed Account** (p. 4)

  a. In this paragraph, the registrant states: "[d]uring the time values are allocated to the Indexed Account, the crediting rate for each Indexed Account Option is determined through a *different method* employing a Cap and/or Participation Rate which are declared for each Segment when the Segment is created (see Indexed Account provision discussion of Caps, Participation Rates, and Indexed Credits)." This sentence is unclear. Clarify what is meant by "determined through a different method." Different from what?

    b. Further, this paragraph contains a number of defined terms (*e.g.*, Cap, Segment, Segment Maturity Date, and Participation Rate) that are not explained until page 21. Please keep the discussion of indexed account risks at a more general level avoiding terms defined later in the prospectus or provide appropriate definitions.

4. **Indexed Account Options** (p. 21)

    In the third paragraph of this section, the registrant introduces "non-guaranteed Indexed Interest," and "Indexed Credit." It is not clear whether these are distinct concepts or if, and how, they are related. Please amend the disclosure to clarify these terms and relationship.

5. **Financial Statements, Exhibits, and Other Information**

    Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

6. **Power of Attorney**

    Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act.

7. **Tandy Representation**

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Alberto H. Zapata
Senior Counsel
Insured Investments Office